VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102
OF
AURYN RESOURCES INC.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general and special meeting of the Company held on June 1, 2017 (the “Meeting”):

1.

The resolution to set the number of directors of the Company at eight (8) was approved by a simple majority. Shares voted in person and by proxy represented 39,424,599 votes For and 224,118 shares Against.

2.	The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Shawn Wallace	32,248,243	30,226
Ivan James Bebek	30,702,745	1,575,724
Gordon J. Fretwell	27,471,342	4,807,127
Steve Cook	30,703,449	1,575,020
Keith Minty	32,248,219	30,250
Daniel T. McCoy	30,706,049	1,572,420
Antonio Arribas	30,692,694	1,585,775
Michael Kosowan	29,015,543	3,262,926

3.	Deloitte LLP, Chartered Professional Accountants, were re-appointed auditor of the Company. Shares voted in person and by proxy represented 39,603,307 votes For and 45,411 votes Withheld.

4.	The Share Option Plan dated for reference April 12, 2017 was approved by simple majority. Shares voted in person and by proxy represented 30,191,592 votes For and 2,086,877 votes Against.

5.

The special resolution to approve alteration of the Articles was approved by a majority of more than two-thirds of the votes cast. Shares voted in person and by proxy represented 27,140,457 votes For and 5,138,012 votes Against.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 1; (2.) 7,370,249 per director; (3.) Nil ; (each of items 4. and 5.) 7,370,249. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.